Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF STANTEC INC.

THURSDAY, MAY 7, 2020 – 10:30 A.M. MOUNTAIN TIME
EDMONTON, ALBERTA

VOTING RESULTS:
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 7, 2020, and the voting results for each matter.  Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 11, 2020, available on stantec.com or sedar.com.
The directors of Stantec recommended that shareholders vote FOR matters 1, 2, and 3 below:
1.	Election of Directors
The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be eight. Each of the eight nominees listed in the Management Information Circular was elected as a director of Stantec. With the exception of Patricia D. Galloway, all of the nominee directors were members of Stantec’s Board prior to the Meeting. Due to Stantec’s director term limits, Delores M. Etter and Susan E. Hartman retired from Stantec’s Board of Directors following the completion of the Meeting.
Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	86,432,271	99.49	438,996	0.51
Richard C. Bradeen	86,383,698	99.44	487,569	0.56
Shelley A. M. Brown	85,566,395	98.50	1,304,872	1.50
Patricia D. Galloway	86,805,301	99.92	65,966	0.08
Robert J. Gomes	84,880,192	97.71	1,991,075	2.29
Gordon A. Johnston	86,678,394	99.78	192,873	0.22
Donald J. Lowry	86,538,548	99.62	332,719	0.38
Marie-Lucie Morin	86,409,063	99.47	462,204	0.53
2.	Appointment of Auditors
Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general meeting of shareholders and the directors were authorized to fix the remuneration of the auditors.
Votes For	% For	Votes Withheld	% Withheld
83,941,874	95.68	3,788,699	4.32
3. Non-binding Advisory Vote on Executive Compensation
On an advisory basis, the shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the Meeting.
Votes For	% For	Votes Against	% Against
85,374,733	98.28	1,496,533	1.72